Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended(1)					Six Months Ended(2)
	Sept. 25, 2004	Sept. 25, 2005	Sept. 30, 2006	Sept. 29, 2007	Sept. 27, 2008	March 29, 2008	March 28, 2009
		(in thousands of dollars)
Earnings
Net income	$28,752	$26,570	$42,582	$58,638	$52,123	$25,688	$18,900
Fixed charges (from below)	67,504	63,883	61,082	58,373	59,791	29,171	32,326
Less capitalized interest	(754)	(945)	(874)	(1,989)	(4,597)	(1,639)	(1,971)
Income tax expense	17,287	16,300	25,499	31,211	27,560	16,032	11,442
Amortization of capitalized interest	966	998	1,027	1,093	1,246	585	656

	$113,755	$106,806	$129,316	$147,326	$136,123	$69,837	$61,353

Fixed Charges
Interest expense	$53,739	$50,921	$49,783	$46,675	$46,886	$23,140	$26,096
Capitalized interest	754	945	874	1,989	4,597	1,639	1,971
Loan cost amortization expense	1,354	1,325	1,309	1,286	1,320	638	781
Estimate of interest within rent expense	11,657	10,692	9,116	8,423	6,988	3,754	3,478

	$67,504	$63,883	$61,082	$58,373	$59,791	$29,171	$32,326

Ratio of earnings to fixed charges	1.69	1.67	2.12	2.52	2.28	2.39	1.90

(1)	Fiscal year 2006 was a 53-week year, whereas fiscal years 2004, 2005, 2007 and 2008 were 52-week years.
(2)	The six month periods ended March 29, 2008 and March 28, 2009, respectively, each consist of 26 weeks.